Exhibit 12.1

AXIS CAPITAL HOLDINGS LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31,	2011	2010	2009	2008	2007

Earnings: income before income taxes	$61,538	$895,403	$539,861	$407,485	$1,133,509
Add: fixed charges	66,185	58,010	34,061	33,784	52,188

Earnings for computation	$127,723	$953,413	$573,922	$441,269	$1,185,697

Assumed interest component of rent expense(1)	$7,163	$5,798	$4,860	$4,583	$3,759
Interest expense	59,022	52,212	29,201	29,201	48,429

Total fixed charges	$66,185	$58,010	$34,061	$33,784	$52,188

Ratio of earnings to fixed charges	1.9	16.4	16.8	13.1	22.7

Preferred share dividends(2)	$36,875	$36,875	$36,875	$36,875	$36,775

Total fixed charges and preferred share dividends	$103,060	$94,885	$70,936	$70,659	$88,963

Ratio of earnings to fixed charges and preferred share dividends	1.2	10.0	8.1	6.2	13.3

(1)	33.3% represents a reasonable approximation of the interest factor.
(2)	Dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.